================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 March 17, 2006

                                GRAVITY Co., Ltd.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

     14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
     -----------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
[ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

================================================================================

                                                               [LOGO OF GRAVITY]

                                          CONTACTS: Gravity Co. Ltd
                                                    James O. Kwon
                                                    82-2-2019-6050
                                                    ohsung@gravity.co.kr
                                                    - or -
                                                    Brian Rafferty
                                                    Taylor Rafferty, New York
                                                    1-212-889-4350
                                                    - or -
                                                    John Dudzinsky
                                                    Taylor Rafferty, London
                                                    44-20-7614-2900
                                                    gravity@taylor-rafferty.com

GRAVITY Co., Ltd. (Nasdaq: GRVY), Seoul, Korea, March 17, 2006.

         As previously reported on Form 6-K of Gravity Co., Ltd. (the "Company"), the Company has been in the process of restating its financial statements for the years ended December 31, 2002, 2003 and 2004 (the "Financial Statements"). The Company expects that the Financial Statements in restated form will be completed by the end of April 2006 under generally accepted accounting principles in the United States, or US GAAP and expects to file with the Securities and Exchange Commission an amended annual report on Form 20-F soon thereafter. In addition, the Company expects to issue its financial statements as of and for the twelve months ended December 31, 2005 under generally accepted accounting principles in Korea, or Korean GAAP and plans to hold a general meeting of the shareholders on March 31, 2006 for the purpose of approving, among other items, the financial statements for such period.

         The Company expects that the net income for the twelve months ended December 31, 2005 has been negatively affected by a decline in revenue, due in part to increased competition and the later than expected release of new games and due to an increase in operating expense, resulting in part from increased expenses attributable to the investigation of irregularities relating to the diversion of royalty payments by Mr. Jung Ryool Kim, the former Chairman of the Company. The Company will furnish a more detailed discussion of its 2005 operating results in its annual report on Form 20-F, which the Company expects to file with the United States Securities and Exchange Commission on or prior to June 30, 2006.

         The Company also announced its current expected schedule with respect to the development of certain new games. The Company expects that it will be able to start the beta service of Ragranok II, the successor to Ragnarok Online, which has been the most popular MMORPG offered by the Company, sometime during the fourth quarter of 2006. In addition, the Company expects to begin beta testing two new games, Time N Tales and STYLIA, in the first quarter and second quarter of 2006, respectively.

Moreover, the Company hopes to start the beta service of two additional games during the first quarter of 2007, Requiem and Pucca Online.

ABOUT GRAVITY CO., LTD.

Based in Korea, Gravity is a developer and distributor of online games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 20 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

FORWARD-LOOKING STATEMENTS:

Certain statements in this press release may include, in addition to historical information, "forward-looking statements" within the meaning of the "safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the "SEC"), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRAVITY Co., Ltd.
Date: 3/17/2006

                                             By:    /s/ James O. Kwon
                                                    -----------------------
                                             Name:  James O. Kwon
                                             Title: Chief Financial Officer